Exhibit 99.1

Spreadtrum TD-LTE Modem to Ship in Hisense Datacard

Hisense wins portion of China Mobile 4G procurement with

Spreadtrum’s SC9610 modem

SHANGHAI, CHINA – November 27, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that its single-chip multi-mode TD-LTE modem, the SC9610, will be shipping in a Hisense datacard that was awarded a portion of China Mobile’ recent 4G procurement tender.

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Hisense wins portion of China Mobile 4G procurement with Spreadtrum’s SC9610 modem; will be used by China Mobile in TD-LTE expansion tests to take place in 13 cities including Hangzhou, Guangzhou and Shenzhen.

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Hisense’s datacard is designed with Spreadtrum’s 40nm single-chip TD-LTE modem, the SC9610, and SR3500 RF transceiver, and operates in TD-LTE, TD-SCDMA and GSM mode. The device supports UE category 3 as well as the ZUC encryption algorithm, a requirement for devices shipping in China.

“We are pleased to work with Hisense on TD-LTE devices as China Mobile increases the scale of its TD-LTE infrastructure rollout and testing in the coming year,” said Dr. Leo Li, president and CEO of Spreadtrum. “Our deep experience and market leadership in TD-SCDMA products combined with early participation in China’s 4G network evolution positions Spreadtrum well for growth within the China 3G and 4G ecosystem.”

TD-LTE or “Time-Division Long-Term Evolution” is a 4G standard and the evolution path from 3G TD-SCDMA for China Mobile, China’s largest domestic operator with more than 700 million subscribers as of October 2012. TD-LTE products are required to be backward compatible with TD-SCDMA. Hisense was one of several vendors that China Mobile recently selected in its first phase of 4G procurement to collectively supply close to 35,000 TD-LTE terminal devices. "We expect the 4G terminals of Hisense to do well," said Mr. Qingya Lu, vice manager of Hisense.

Hisense’s 4G terminals are designed to address the increasing data and network speed demand resulting from the popularization of multimedia application on wireless terminals, such as HD video, music and a large variety of interactive applications. Hisense recently demonstrated its TD-LTE datacard at the Shenzhen Hi-Tech Fair, where the device received the “Outstanding Product Award.”

Designed with 40nm CMOS silicon, the SC9610 integrates multiple communication standards into a single-chip design, including multi-band TD-LTE, dual-band TD-SCDMA and quad-band EDGE/GPRS/GSM. The solution can achieve peak data rates of downlink at 100Mbps and uplink at 50Mbps and supports 5, 10, 15 and 20 MHz channels and 2x2 MIMO.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation that Company’s deep experience and market leadership in TD-SCDMA products combined with early participation in China’s 4G network evolution will position Spreadtrum well for growth within the China 3G and 4G ecosystem, and Hisense’s expectation that its 4G terminals will do well. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for 4G terminals; Spreadtrum’s ability to grow well in the China 3G and 4G ecosystem; Hisense’s 4G terminals’ performance; the state of and any change in the Company's relationship with Hisense; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148